VIA EDGAR

March 10, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:

Ms. Tia Jenkins, Senior Assistant Chief Accountant

Mr. John Archfield

Mr. Ryan Milnet

Re:

Oxford Technologies, Inc.

Form 10-Q/A (No. 1) for the Fiscal Quarter Ended September 30, 2009

Filed November 27, 2009

Response Letter Dated February 3, 2010

File No. 0-49854

Dear Ms. Jenkins:

This letter is in response to your comment letter dated February 19, 2010, on the above-referenced filings (“Comment Letter”).  Prior to filing our amendments, we would greatly appreciate it if you could give us an opportunity to answer your comments and see if the following proposed response and amendments are adequate to address your comments.  For your convenience, we have restated each comment below and set forth our response immediately thereafter.

Form 10-Q/A(No. 1) for the Quarter Ended September 30, 2009

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 8

Results of Operations, page 9

Three month period ending September 30, 2009 and 2008, page 9

Cost of Sales, page 10

1.

We note in your response to comment five and six in our letter dated January 22, 2010 that you will revise your Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the nine months ending September 30, 2009, after looking further into the costs of goods sold.  Please advise us of the following with respect to this revision:

a.

Further explain to us what the credit value that should go against cost of sales for reporting purposes represents, and tell us why this credit should go against cost of sales for reporting purposes;

Response:

To allow Axiom to report accurate management information, our ERP system takes costs of indirect labour and indirect overheads and apportions them to our cost of sales, therefore fully absorbing the costs of our facility into the products we produce.  The system debits cost of sales and makes two credit entries one to indirect labour and one to overheads.  To report in the same way as last year these credit entries need to go back into cost of sales however the overheads credit entry was incorrectly being shown under operating expenses therefore overstating our cost of sales and understating our operating expenses.  Under Comment c, below we have included a table showing the corrected figures.

b.

Tell us when you began using your new accounting system that picks up the costs attributable to cost of goods sold in a different way; and

Response:

Our new system has been in place for all of 2009.  We have amended the figures (below) to show the corrected figures.  Going forward we will revise the comparative figures in each of the 10-Q reports in 2010 to show the reclassified figures.

c.

Tell us if this incorrect credit entry to the expenses recovery code was occurring prior to the nine months ending September 30, 2009 and, if so, quantify the impact to us.

Response:

Below are the revised figures for each quarter of 2009. As you can see by correcting the figures each quarter shows a gross profit as it should.

		3 months to	6 months to	9 months to
		Mar 30, 09	Jun 30, 09	Sep 30, 09
		USD ('000)	USD ('000)	USD ('000)
Turnover		4,689	10,252	16,242
Cost of Sales		4,225	9,419	14,970
GROSS PROFIT/LOSS		464	833	1,273
	GP %	10%	8%	8%
Net operating expenses		1,001	2,037	3,254
OPERATING LOSS		-537	-1,204	-1,981
Rental income		220	463	713
Economic grant		0	0	15
Interest income		0	0	2
Interest expense		61	120	181
PROFIT/(LOSS) ON ORDINARY
ACTIVITIES BEFORE TAXATION		-378	-861	-1,432
Tax on profit/(loss) on ordinary activities		0	0	0
PROFIT/(LOSS) FOR THE FINANCIAL PERIOD		-378	-861	-1,432

2.

We reissue comment five in our letter dated January 22, 2010.  Please further explain to us how you intend to rectify the issue with a number of products costing more than they originally were at the time the selling price was quoted to the customer, and that Axiom Manufacturing Services Limited is absorbing the increased cost instead of passing it on to the customer.  Also tell us the volume of products you sold below margin and quantify for us the amount sold below margin during the nine months ending September 30, 2009.

Response:

After further looking into the cost of sales and in light of the comments raised in our responses to 1a and 1b, none of our products are sold below cost.

3.

We reissue comment six in our letter dated January 22, 2010.  Tell us how you considered the sale of products at below cost in your determination of market value in connection with your valuation of inventories at the lower of cost of market at your September 30, 2009 balance sheet date.  Refer to Chapter 4 of ARB 43 for additional guidance on inventory pricing, and requirement to depart from the cost basis of pricing inventory when the utility of goods is no longer as great as its costs.

Response:

In light of the comments raised in 1a and 1b, none of our products are sold below cost, therefore no revaluation of Inventory is necessary.

Item 4.  Controls and Procedures, page 12

(a) Evaluation of Disclosure Controls and Procedures, page 12

4.

We note that you will restate your Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the nine months ending September 30, 2009, after looking further into the costs of goods sold.  Please consider whether the restatement impacts your conclusions regarding the effectiveness of your disclosure controls and procedures (“DC&P”) as of the end of the fiscal quarter covered by the September 30, 2009 report, and revise your disclosure as appropriate.  Refer to the definition of DC&P in Exchange Act Rules 13a-15(e) and 15d-15(e).  In your response to us, please tell us the factors you considered and highlight for us those factors that support your conclusion that your DC&P was effective or revise your effective conclusion.

Response:

Because our research has shown that the needed correction is only a reclassification between cost of sales and general and administrative expenses, with no impact on the bottom line or balance sheet, we propose making the reclassifications going forward and not restating previously filed 10-Q reports.  In the 2010 10-Q reports, we will reflect the proper reclassification in the 2009 numbers.  We have revised our conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal quarter covered by the September 30, 2009 10-Q report as follows:

Evaluation of disclosure controls and procedures

Our management, under the supervision and with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2009.  Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report.

As used herein, the term “disclosure controls and procedures” means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the rules and forms issued by the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

The reason our disclosure controls and procedures were ineffective as of September 30, 2009, was that, following the SEC Staff’s comments, we found that we had failed to correctly record the cost of goods sold for the nine months ended September 30, 2009.

Management has discussed these material weaknesses with our board of directors and has engaged in the following remediation efforts to ensure that the significant deficiencies do not recur:

(1) Provide additional training to our accounting staff on the requirements of the U.S. generally accepted accounting principles to improve their familiarity with those standards, and ensure their proper application of the U.S. GAAP to various financial transactions; and

(2) Adopt procedures (i) to conduct additional accounting review and control, and (ii) to confirm that our financial statements for each period, present fairly, in all material respects, our financial positions, results of operations and cash flows for the periods presented are in conformity with U.S. generally accepted accounting principles.

These remediation efforts are designed to address the material weaknesses identified and to improve and strengthen our overall control environment.   We believe these actions will prevent significant deficiencies from recurring.

***

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding these responses, or if you require additional information, please contact our corporate counsel William G. Hu, Esq. at 011-852-9081-0682.  You may also reach him via facsimile at 011-852-2528-9936.

Very truly yours,

/s/  Vivian Lee-Yu Lam

Vivian Lee-Yu Lam

President

Cc:    William G. Hu, Esq.

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